June 12, 2006

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn: Brian McAllister

Re:	Quiksilver, Inc. (File No. 001-14229)
Dear Mr. McAllister:
We are in receipt of the comments of the Staff of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated May 12, 2006 (the “SEC Comment Letter”) regarding Quiksilver, Inc.’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (“Form 10-K”). The numbered responses set forth below correspond with the comments contained in the SEC Comment Letter.
Note 5 — Fixed Assets, page 59
1.	We noted your response to comment 1 in our letter dated April 5, 2006. Please help us better understand why you believe these costs, paid to a current tenant to permit you to enter into a lease with a landlord, are not incurred in direct connection to set up a lease. In your response, please tell us of a scenario where you incur these costs and do not enter into a lease arrangement. Also, please provide additional information to help us better understand your designation for these costs as intangible assets.

As stated in our response letter dated May 9, 2006, we note that our land use rights are in fact incurred as a result of leasing activity and would not be incurred otherwise. Consequently, we agree that land use rights are acquired in connection with our entering into a related lease. There is not a scenario where we would acquire land use rights and not enter into a lease. However, a lease agreement (with a prospective landlord) and a land use right contract (with an existing tenant) require two distinct and separate agreements. Land use rights also have very distinct attributes that differ from initial direct costs defined by SFAS No.

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June 12, 2006

91. As defined under SFAS No. 91, examples of initial direct costs include: document processing costs, closing costs and negotiation costs. The fundamental difference between these initial direct costs and our land use rights is that at the end of the lease term these initial direct costs have no residual value and are not recoverable. Many of these initial direct costs would need to be incurred again at the renewal of a lease. This is in contrast to our land use rights which (i) have continuing value after the termination of a related lease as these rights can be sold to future tenants of the leased property, (ii) do not need to be re-acquired or renewed, and (iii) can significantly appreciate in value. Consequently, land use rights are significantly different from initial direct costs defined in SFAS No. 91.

For example:
•	Please tell us if these costs arise from contractual or legal rights. Tell us if you execute a formal and specific contract with each tenant or if another legal basis exists that permits the tenant to demand this payment. In your response, please provide us with a copy, translated in English, of the contract or specific statue or code, as applicable.

Land use rights arise from contractual rights. A formal contract must be executed with the former owner of the land use rights (i.e., the former tenant). The term for the land use right in French is droit au bail which directly translates as “right to lease.” Please refer to Appendix A, which is a copy of our Biarritz land use right sales contract.

•	Please tell us if and how these costs are separable from your business, as the concept is discussed in paragraph 39 of SFAS No. 142.

As noted in paragraph 39 of SFAS No. 141, “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Because our land use rights arise from contractual rights, we believe this right should be recognized as an intangible asset. Regarding the separability concept discussed in the Staff’s comment, we note that land use rights are acquired in connection with a lease, but this would not preclude them from being recognized as an intangible asset since the standard above states that an intangible should be recognized for a contractual right, regardless of whether those rights are transferable or separable.

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June 12, 2006

•	Please tell us when, in comparison to the lease expiration date, you sell these rights, or costs, to another tenant for a specific lease. Tell us the form of commitment you receive from a potential tenant and whether it is before or after the end of a lease term. Tell us how long after a lease term ends that the use rights maintain value and you are permitted to demand payment from a subsequent tenant. Include whether this period has a legal or contractual foundation or some other basis, as applicable. For example, tell us if you can reasonably expect to demand 98% of these costs at 30 days, 90 days or one year after the lease expiration date. Please provide us with factual evidence for your conclusions.

Existing tenants can sell their land use rights at any time during the term of the related lease agreement. The process to sell land use rights is as follows:
•	an existing tenant would entertain offers from prospective tenants for the purchase of its land use right,

•	the current tenant and the prospective tenant would negotiate a fair market value for the land use right,

•	a binding letter of intent is then executed between the current tenant and the prospective tenant based on the negotiated sales price of the land use right, and such letter of intent would have a condition that the prospective tenant complete lease negotiations with the landlord for a fair rent,

•	the prospective tenant then commences negotiation with the landlord on the terms of a new lease, the landlord assesses the proposed business activities, creditworthiness, and any intended modifications to the leased premises in connection with the lease negotiation,

•	after the negotiation is successful between the prospective tenant and the landlord, the landlord consents to the land use right transfer, both agreements are executed, finalizing the land use right sale and the related lease.
We have not historically acquired land use rights from the landlord. Because the negotiations for the lease and the land use rights are

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June 12, 2006

independent of each other (between different parties), there is no ability to shift costs from the lease to the payment for the land use rights. Consequently, the value of our land use rights has not been negotiated in connection with our lease payments to the lessor of the property, nor are they “bundled” together or dependent upon the terms of the underlying property lease. Instead, the value of our land use rights has been determined at arms length and represents the fair value of those rights at the time we acquired them.

The binding letter of intent for our purchase of the land use right in Biarritz was entered into on October 12, 2001 (refer to Appendix B.) The land use right purchase contract was executed on November 19, 2001 (refer to Appendix C) as we had successfully completed lease negotiations with the landlord. We also entered into a separate lease agreement with the landlord on November 19, 2001 (refer to Appendix D.)

Payment terms for land use rights are negotiated, but typically are payable on demand on the date of the executed land use right agreement. Therefore, we can reasonably expect to demand 100% of the contractually negotiated value of our land use rights upon execution of the land use right sales agreement.

The value of land use rights extend beyond the lease term and the existing tenant is protected from losing the value of its land use rights due to the actions of the landlord. The mechanism for protecting the land use right value is referred to as the eviction indemnity (indemnité d’éviction). If the landlord terminates the underlying lease agreement (per the landlord’s contractual rights in the lease agreement) or the existing tenant is unable to renew the underlying lease agreement at the end of its term, the existing tenant is entitled to an eviction indemnity from the landlord to compensate the existing tenant for the loss suffered as a result of the termination of the lease. Under relevant French case law, the amount paid for the land use right by the evicted tenant is a significant factor in determining the amount awarded under the eviction indemnity. Other factors include the location of the leased premises, the cost of moving to a new premises and lost business, all which could cause amounts awarded under the eviction indemnity to be much higher. We cannot provide factual evidence of the eviction indemnity as we have historically not had to exercise this right.

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From consultation with our external French counsel, we understand this right is well established in French case law.

•	Please provide your basis in U.S. GAAP for establishing a residual value at approximately 98% of historical cost. Tell us why the residual values should not be assumed to be zero at the end of a lease term. Please include specific references to each accounting pronouncement, as applicable.

Per paragraph 13 of SFAS No. 142, we note the following with respect to amortizing intangible assets:
“The amount of an intangible asset to be amortized shall be the amount initially assigned to that asset less any residual value. The residual value of an intangible asset shall be assumed to be zero unless at the end of its useful life to the entity the asset is expected to continue to have a useful life to another entity and (a) the reporting entity has a commitment from a third party to purchase the asset at the end of its useful life or (b) the residual value can be determined by reference to an exchange transaction in an existing market for that asset and that market is expected to exist at the end of the asset’s useful life.”
Based on the foregoing guidance, we do not assume the value of our land use rights to be zero because our land use rights are expected to have a continuing useful life to another entity and this residual value can be determined by reference to an exchange transaction in an existing market for the asset which is expected to exist. Please refer to the Broker Market Data (i.e., a summary of sales transactions for land use rights) at Appendix E. This broker information, provided by the noted real estate brokers, provides external sales data for land use rights in several major cities in France and demonstrates the existence of a market for land use rights. It also shows that land use rights maintain their value and typically appreciate over time. Our estimate of a 98% residual value is based on our eight year history of land use right sales transactions and impairments. Based on our judgment, this 98% is a reasonable estimate. We will continue to reassess the appropriateness of the established residual values for our land use rights and revise these estimates when appropriate.

Securities and Exchange Commission
June 12, 2006

•	With specificity, please provide us evidence for the resale of prior costs at or above your historical costs. Tell us how many leases you have previously exited, the costs paid to obtain use rights, the resale dates, amounts obtained in resale, the form of consideration received, the lease termination dates and costs incurred to dispose of these rights, as applicable.

For our retail locations, we have only previously exited two leases with land use rights, and we received a cash payment from the new tenants for such rights. The lease termination dates correspond to the date of the two sales transactions, and both of these lease terminations represent an exercise of our early exit rights contained within our nine year leases. The costs incurred to dispose of the land use rights were primarily related to legal fees to draft the sale agreements and such costs were not significant.

On November 19, 2001, we purchased a land use right in Biarritz, France at the address of 21 Rue Mazagran for €129,582. This land use right was sold on March 15, 2004 for €130,000 with the amount due on the date thereof. Since the date of the information obtained for our last response letter to the Staff dated May 9, 2006, we have sold an additional land use right. This land use right was purchased from the existing tenant/retail business owner on April 4, 2003 for €1,386,000 along with the purchase of the retail business at the address of 42 Rue Etienne Marcel, Paris. As the purchase of the land use right for Etienne Marcel was done in connection with the acquisition of the existing retail business, the related lease was assumed by us. This assumption is allowed under article L.141.1 and seq of the French Commercial Code. We sold the Etienne Marcel land use right on April 27, 2006 for €1,326,000, with the amount due on the date thereof.

The Biarritz transaction yielded a 100% recovery of the consideration paid for the land use right, and the Etienne Marcel transaction yielded a 96% recovery of the consideration paid for its acquisition. These figures are consistent with our estimate of a 98% residual value which is based on all of our historical sales transactions and impairments as determined as of the date of our last letter to the Staff on May 9, 2006.

It is important to note that we still recovered approximately 100% of our land use rights on the two shops that we closed due to poor performance. Our other continuing shops are generally doing well, and we believe the probability of a material impairment of land use rights at these shops is

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very low based on current market data estimating the fair value of our land use rights.
Note 15 — Segment and Geographic Information, page 69
2.	We note your response to comment 2 in our letter dated April 5, 2006 and we reissue our comment. The information disclosed as geographic segment information addresses the requirements in paragraph 38 of SFAS No. 131. It does not satisfy our request to understand managements process for identifying operating segments, as discussed in paragraphs 10 through 15, and aggregating in one reportable segment, paragraphs 17 and 18 of SFAS No. 131. Please provide us with copies of all existing discrete financial information both available and reviewed by your chief operating decision maker(s) for fiscal year ended October 31, 2005. Alternatively, if you do not provide the requested information in your next response, please state that there is no existing financial information used internally that is available and reviewed by your chief operating decision maker(s).

We have determined our operating segments using the guidance provided by paragraphs 10-15 of SFAS No. 131. Paragraph 10 defines an operating segment. Paragraphs 11 through 15 clarify characteristics of operating segments. The following is our analysis of the determination of operating segments that exist in our business:
“10. An operating segment is a component of an enterprise:

a. That engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),”
There are many components of our business that engage in business activities, earn revenues and incur expenses below the operating segment level.
“b. Whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and”
Our chief operating decision makers include our Chief Executive Officer and our President, referred to collectively herein as the “chief operating decision maker.” Operating results regularly reviewed by our chief operating decision maker include only our geographical operating segments (e.g., Americas, Europe and

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June 12, 2006

Asia/Pacific). Our chief operating decision maker reviews these results and makes decisions about how to allocate resources and assess performance. Our chief operating decision maker has the right to, and does, request additional information about certain aspects of our business on an exception basis as circumstances warrant.

The worldwide Quiksilver brand has operated in these three geographic regions since the 1970s under a licensing structure. We began as a licensee of the Quiksilver brand in the United States, acquiring Quiksilver Europe in 1991 and Quiksilver Asia/Pacific in 2002. As a consolidated company, we continue to operate in this regional structure.
“c. For which discrete financial information is available.”
We have varying levels of discreet information within our consolidated organization. As of the date of our Annual Report on Form 10-K, we had approximately 90 subsidiaries, many of which have statutory reporting requirements, that require them to maintain separate information. While such information may be available, it is not used by our chief operating decision maker to meet the criteria in paragraph 10(b) of SFAS No. 131.

We note that we do not have a global ERP system, and each region has at least one, if not multiple, general ledger and operating systems. We do not have the systematic capability to create consolidated management reports to analyze our business.

As noted under paragraph No. 12 of SFAS No. 131, the chief operating decision maker is not necessarily a manager with a specific title. The function of the chief operating decision maker is to allocate resources and assess performance of segments of an enterprise. This responsibility lies with our Chief Executive Officer and our President as noted above. The chief operating decision maker allocates resources and assesses performance of our geographical operating segments.

Paragraph 13 of SFAS No. 131 states the following:
“13. For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information,

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other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

14. Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”
As stated in paragraph 13, the three characteristics of operating segments described in paragraph 10 can clearly identify a single set of operating segments. This is the case for our business as we clearly have three operating segments, Americas, Europe and Asia/Pacific. These operating segments also satisfy the requirements of paragraph 38 of SFAS No. 131. As stated in paragraph 14, an operating segment generally has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker. Each of our operating segments has a segment manager who reports to the chief operating decision maker and consequently, we believe we have properly identified our operating segments.

Paragraph 15 of SFAS No. 131 states:
“The characteristics in paragraph 10 may apply to two or more overlapping sets of components for which managers are held responsible. That structure is sometimes referred to as a matrix form of organization. For example, in some enterprises, certain managers are responsible for different product and service lines worldwide, while other managers are responsible for specific geographic areas. The chief operating decision maker regularly reviews the operating results of both sets of components, and financial information is available for both. In that situation, the components based on products and services would constitute the operating segments.”

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Although Paragraph 15 of SFAS No. 131 requires that any matrix form of organization report any segments other than geographical segments, we do not have a matrix of financial reporting or a matrix of management. Consequently, our only segments are geographical.

Since we have reported all of our segments determined under paragraphs 10 through 15 of SFAS No. 131, we did not aggregate segments under Paragraph 17 of SFAS No. 131. Paragraph 17 states, “Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent the objective and basic principles of this statement...” We have three operating segments and we have chosen not to aggregate them as permitted (but not required) under paragraph 17.

Using our Americas operating segment as an example, and at the request of the Staff, we will briefly describe how information is aggregated, reported and managed within the Americas operating segment. We note that the other segments (Europe and Asia/Pacific) are similarly structured and the segment manager structure is the same. All three segment managers report to our chief operating decision maker.

Revenue in the Americas operating segment is analyzed by brand (Quiksilver, Roxy, DC, Rossignol, Cleveland and other). Separate brand and sales managers are generally responsible for each brand as it relates to top line revenue growth.

Gross profit is analyzed in our Americas operating segment by division. Some divisions are specific to brands (e.g., Quiksilver, Rossignol and DC Shoes), some others are specific to products and brands (e.g., Roxy Swim and Quiksilver Optics), while others are specific to product but have shared brands (e.g., wetsuits for both Quiksilver and Roxy, and wintersports apparel for both Quiksilver and Roxy).

Our operating expenses are managed by cost center and aggregated by department. We have over 50 cost centers which collectively aggregate into our department categories such as merchandising and design, general management, accounting and information technology, etc. Cost centers are specific to brands, operating expense function, distribution channel, legacy acquisitions, or products. These departments do not correlate to our gross margin reporting or revenue reporting.

All of our managers of revenue brands, margin divisions or operating expense cost centers report either directly or indirectly to our segment manager. Our

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segment manager is responsible for managing the Americas operating segment and reports directly to the chief operating decision maker.

Other information:

In the Americas, we produce other information for analytical purposes. For example, we assign a markup percentage to retail and generate a retail income statement. For the remaining wholesale business, we generate income statements by major brand (e.g. Quiksilver, Roxy, DC, Rossignol, Cleveland and other brands). These income statements are generated by aligning the revenue brands, the gross margin divisions by brand (with an allocation of shared gross margin divisions) and by allocating the operating expense cost centers to each brand. These income statements are provided to management as additional information about the geographical business. No managers exist which are directly responsible for the profitability of each of these income statements. These income statements are not regularly reviewed by the chief operating decision maker, and he does not use these income statements to assess performance or allocate resources. As noted above, the managers of revenue brands, margin divisions or operating expense cost centers report either directly or indirectly to the segment manager.

We note from paragraph 25 of SFAS No. 131, “An enterprise shall disclose the following for each period for which an income statement is presented: ... reconciliations of the totals of segment revenues, reported profit or loss, assets, and other significant items to corresponding enterprise amounts as described in paragraph 32.”

Our balance sheet is managed by region and we do not prepare balance sheets by brand. If we assumed that our brands constituted our operating segments, we could not meet the asset disclosure requirement of paragraph 25. We do not prepare balance sheets by brand because our balance sheet and cash flows are managed by the segment manager for each operating segment.

Based on the discussion above, we conclude that we have three operating segments, the Americas, Europe and Asia/Pacific. When compared to the definition of an operating segment under paragraphs 10 through 15, the additional reporting we have available as discreet financial information does not meet the requirements of SFAS No. 131 for classification as an operating segment.

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If you have any questions regarding our response to the Staff’s comments, please feel free to contact our Chief Financial Officer, Steven L. Brink, at (714) 889-4324 or me at (714) 889-4257.

Sincerely, QUIKSILVER, INC.
/s/ Robert B. McKnight, Jr.

Robert B. McKnight, Jr. President and Chief Executive Officer

APPENDIX A
LAND USE RIGHT SALE-BIARRITZ
BETWEEN THE UNDERSIGNED PARTIES
TRANSFEROR
The company “CARIBOO” limited liability company with a capital of 100,000 Euros, with its registered office at Saint Jean de Luz (64500), Zone Industrielle de Jalday, identified in the Companies and Commercial Registry of Bayonne under the number 418 472 916, represented by Mr Stephen LE BOT, having all the powers required for this act, by virtue of a delegation of power in his favour by Mr Peter BLOXHAM, the Managing Director of the company, dated 27 February 2004 at Saint Jean de Luz, of which a copy is enclosed herewith.
Designated hereunder as “the Transferor”
TRANSFEREE
The company “FRANCE LIGNE” public limited company with a capital of 381,122.54 Euros with its registered office at Langon (33210), Zone Industrielle, identified in the Companies and Commercial Registry of Bordeaux under the number 463 202 499, represented by Mr Patrick TIBA, legal representative
Designated hereunder as the “the Transferee”
OWNER
Madame Monique JAMIN, domiciled at Nogent Sur Marne (94130°”La Corniche”, 3 rue Jean Guy Labarbe
Designated hereunder as “the Owner”.
FORM OF UNDERTAKINGS AND DECLARATIONS
The undertaking and declarations made hereunder shall always be indicated as originating directly from the parties to this act, even if they originate from the legal or conventional representative of the latter.
DECLARATIONS
The Transferor and the Transferee declare as follows, each concerning himself:
-	That civil registry is conforming to indication at the beginning of this document

-	That they were never in state of judicial reorganisation, liquidation of assets, suspension of payments or personal bankruptcy

-	That they are not directors or permanent representatives of corporate entities in situation of liquidation of assets or judicial reorganisation

-	That they have never undergone any proceedings of legal incapacity and that they enjoy fully their rights and capacities.
Preliminary to the transfer of the right to bail, the purpose of this act, it is set out as follows:
DESCRIPTION
I – Under the terms of private contract dated 19 November 2001 at Saint Jean de Luz, the Owner has leased for commercial use to the company CARIBOO, the transferor under this contract, the following properties:
CITY OF BIARRITZ (64200)
A shop on ground floor left with back of shop and toilets located at 21 rue Mazagran.
This lease was granted for a period of nine full and consecutive years starting from 19 November 2001 and ending on 18 November 2010, against an annual rent excluding taxes and excluding expenses fixed at the amount of seven thousand three hundred seventeen Euros and fifty-five centimes (7,317.55 €) payable in advance in twelve monthly instalments.

This rent is indexed during each triennial period, according to the variations in the NATIONAL INDEX OF CONSTRUCTION COSTS PUBLISHED BY THE INSEE. The basic index is that of the first quarter of 2001: 1125.
In addition, this lease has been granted under various clauses and conditions which the transferee declares that he is well aware of, having read these himself during his preliminary discussions with the transferor who had given him a copy and in particular the following that are quoted fully:
7) TRANSFERS AND SUB-LETTING
II – The company CARIBOO has sought and obtained through letter dated 1 March 2004, whose copy is enclosed with this act, the permission of the lessor for proceeding with the transfer of its right to lease.
HAVING STATED THIS, the transfer of the right to lease, the purpose of this act, can be considered.
TRANSFER OF RIGHT TO LEASE
Having set out these facts, the transferor, through this act, transfers and transports, without any guarantee other than the existence of the above-mentioned lease, to the transferee, who accepts, all the rights for the period remaining to be completed, starting from 15 March 2004, relating to the lease mentioned in the above description, substituting expressly the transferor in all the rights and obligations resulting from this lease, starting from the date of taking possession.
It is specified that the transferor exercised in the premises the activity of sale of garments, leisure and sports equipment and related articles and accessories under the shop-sign GOTCHA.
From his side, the transferee intends conducting the activity of sales of swimming garments, lingerie, knitwear, fashion articles and accessories, under the shop-sign “JANINE ROBIN”.
The transferee shall be responsible personally without recourse against the transferor for any other type of operation that he wishes to conduct from the premises.
This transfer excludes therefore any transfer of clientele and cannot under any circumstance considered as a sale of business.
TAKING POSSESSION
The transferee shall enjoy the transferred lease starting from 15 March 2004, by taking real possession of the premises.
CHARGES AND CONDITIONS
This transfer is made under the following conditions that the transferee is obliged to execute and fulfil:
On the general situation of the premises:
The Transferor declares:
That to his knowledge, the building in which the premises are located does not face at present any procedure for total or partial expropriation, any equivalent procedure or preliminary enquiry for such procedures and in general, he has not received any notification likely to reduce the value of the right to lease
That the building is not covered by any restriction likely to disturb the normal operation of the right to lease transferred
That there is no official order relating to hazards
The business whose right to lease is transferred under this act is free of any tenants, management agreements or employees

That the installations for the distribution of water, electricity, heating and telephone are in good working order, installed regularly and satisfy the cleanliness and safety norms in force
That no procedure for the termination of lease is in progress and that the rents have been paid as set out in the lease and that he is up to date with all the amounts due to the lessor
That there was never any proceeding personally against him or any previous owner or operator for breach of laws relating to vice or other crimes, either as principal accused or as accessory
1°- He shall execute in the place of the transferor, starting from the date of taking possession, all the clauses, charges and conditions whose performance was imposed under the terms of the lease, shall pay exactly the rents, the charges and accessories on their due date so that the transferor shall never face any claims directly or indirectly in this matter; if this is not respected, the transferee shall be liable to pay all the damages and compensation resulting in the place of the transferee, towards prejudice, expenses, loss of time and other inconveniences that may result for him. It is specified here that under the terms of the article 7, paragraph 2 of the lease, the Transferor remains jointly responsible with the transferee for the payment of rents and the execution of lease clauses, this joint guarantee is terminated only on the normal expiry of the lease, notwithstanding any renewal or extension.
The transferor has presented on this day to the transferee, who acknowledges this, a detailed invoice listing the rents and expenses paid in advance.
2°- The transferee shall pay on the date of taking possession of the premises all the taxes relating to the premises covered by the lease, that the transferor was required to pay under the terms of the said lease.
3°- The transferee shall accept the premises, covered by the transfer of lease, as they stand, without being able to claim any compensation or any reduction in the transfer price, for any reason whatsoever.
The transferee shall be responsible personally for all claims that the owner of the building may make during the lease as well as at the end of it, except for a cause previous to the transfer.
4 – He shall continue all the contacts subscribed by the transferor relating to the premises, purpose of this act and shall deal personally with the various subscriptions concerned the rented premises (water, gas, electricity, telephone, etc....). The transferor undertakes to provide all the documents that may be necessary for allowing the transfer of contracts to the transferee. However, the transferor undertakes to pay all the invoices relating to his business till this day.
5 – The transferee shall be responsible personally for the subscriptions, on the same date, of all insurance covering the tenancy risks, particularly fire, breakage of glass and other risks, the current policies being terminated by the transferor.
6 – The transferee shall pay all the fees, expenses, taxes and remunerations of this act and those relating to the consecutive formalities.
7 – The transferee shall reimburse to the transferor the surety deposit paid to the lessor, an amount of 1.829.39 €.
8 – The transferee shall be responsible personally, at the end of lease, for the return of premises to the owner in the state that the latter is entitled to require by virtue of the lease stipulations or all the inventories that may have been prepared. The transferor indicates that he had obtain the permission of the owner for all the works executed by him in the business.
9 – The transferor is liable only for the guarantee of the existence of the transferred lease.
DIRECT UNDERTAKING OF THE TRANSFEREE
The transferee undertakes to complete in good time all the formalities consequent to this transfer, so that the transferor does not have to face any claims; similarly he shall execute all the obligations that are placed on him as above, this clause is equivalent, as required by the conditions of the lease that is transferred, to the direct undertaking by the transferee towards the owner.

PRICE AND MODALITIES OF PAYMENT
The transferor of right to lease is granted and accepted against the basic price of ONE HUNDRED THIRTY THOUSAND EUROS(130.000 €).
This price is paid on this day, by the accounts department of Maitre Claudine SALHA, notary, by the transferee to the transferor who recognises this and acknowledges full and definitive receipts.
INCLUDING RECEIPT
INTERVENTION OF THE OWNER
Even though duly notified of this act, Madame DEMUSSY Monique Andre Paule, retired domiciled at NOGENT SUR MARNE (94130), La Corniche, 3 Rue Jean Guy Labarbe, widow of Mister JAMIN Henri Florent Antoine Marie in sole marriage:
Born at NOISY LE SEC (Seine Saint Denis), on 8 August 1931.
French nationality.
Having the quality of resident within the meaning of exchange regulations.
Has indicated to the parties that she does not desire being a party to this act.
By letter dated 11 March 2004 at NOGENT SUR MARNE that shall be enclosed with this act, she has declared:
- Considering this transfer as suitable as consequently except the transferee as the new tenant from the date of taking possession, but with the sole proviso of all her rights and actions against the transferor and the responsibility of the transferee to pay the rents starting form this same date and to respect the charges and conditions of the above lease.
- Exempt the parties from the notification provided under the article 1690 of Civil Code, considering this document as proper and validly notified and consequently accepting that the transfer of lease may be applicable to the parties starting from the taking effect of this transfer.
- That the transferor is up to date with his rent and that he does not owe expenses or accessories on the current date that no action of termination of lease or with the purpose of obtaining the legal obligation of the resolutory clause or for refusing the renewal of the lease has been introduced on this day against the transferor.
- The transferor is discharged, following the transfer of the right to lease, of all the obligation of guarantee regarding the payment of rent and the execution of lease conditions by the successor.
FORMALITIES
The transfer of lease made here does not have as purpose to allow the transferee to continue the activity of the transferor. He shall be responsible personally for the formalities of transferring his business in the Companies and Commercial registry.
Consequently, since the transfer of right to lease excludes all transfer of clientele, there is no need for proceeding with the formalities of publicity provided under the article L 141-5 and following of the Commercial Code, not applicable in this case and the parties exempt expressly as required, the undersigned notary from completing them.
The price can therefore be handed over to the transferor without waiting for the completion of formalities regarding publicity and the expiry of periods provided under the articles L 141-5 and following all the Commercial Code.
This act shall be subject to the formality of registration at the diligence and costs of the transferee.
SUBMISSION OF DOCUMENTS
The transferee recognises being in possession of a copy of the transferred leased.
TAXATION
The tax base relating to this transfer is made up of the transfer price, that is, one hundred thirty thousand euros (130.000 €)

Calculation of taxes:
From 0 to 23.000 € no tax.
From 23.000 to 130.000 € subject to tax of 4.80%
That is 107.000 × 4.80% = 5.136 €
That is, amount of five thousand one hundred thirty six euros (5.136 €) representing the amount of taxes to be paid.
ELECTION OF DOMICILE
For the execution of this act and its continuation, the parties elected domicile at the office of the undersigned Notary.
The interpretation and the execution of this act shall be governed by French Laws.
REGISTRATIONS
The transferor declares that the business operated in the premises covered by this transfer of right to lease is not subject to any registered mortgage of any type. The transferor shall proof this by producing a pledge report issued by the registrar of Greffe de Biarritz dated 10 March 2004. if there are registered pledges, the transferor undertakes to remove them within a month of this document so that the transferor is not obliged to face any claims in this regard.
REGULATIONS ON ASBESTOS
The article L 1334-7 first paragraph of the Public Health Code commands the TRANSFEROR to prepare a report regarding the presence or absence of complete materials or products containing asbestos, this report is necessary for all the buildings whose building permit was issued before 1st July 1997.
The TRANSFEROR declares that the concerned building has a building permit delivered early than 1 July 1997. Therefore, the above mentioned provisions required to be applied to this act.
A report prepared by the Organisation CETE APAVE SUDEUROPE at ANGLET (64600) 78 Avenue de Biarritz on 03/03/2004 is enclosed with this document. It states:
Conclusions: There are no materials or products containing asbestos costs.
COSTS
All the fees, taxes and remunerations regarding this and its continuation shall be paid by the transferee, who accepts expressly.
DECLARATION OF SINCERITY
The parties declare under the penalties specified by the article 1837 of the Code General des Impots, that this act expresses the totality of the agreed price.
They recognise that they were informed of the sanctions applicable in case of false affirmation.
The Notary attests that to his knowledge this act is not modified or contradicted by a counter-letter containing an increase of rise.
St Jean de Luz 15/03/2004

APPENDIX B
BINDING LETTER OF INTENT-BIARRITZ
PROMISE OF SALE OF RIGHT TO LEASE
BETWEEN THE UNDERSIGNED PARTIES
The private limited company “CATHYANE” with capital of 50 000 Frs registered office at BIARRTIZ, 21 Rue Mazagran, RCS BAYONNE B 418 586 137, Represented by its sole two partners: Madam Catherine CASTEL divorcee of RESIZAC, partner and managing director and Mr Christian CARBONNE partner, both of them domiciled at 31210 ARDIEGE.
Designated hereunder as “the seller”, or “the transferor”.
PARTY OF THE FIRST PART
And
The private limited company “CARIBOO” with capital of 250,000 Francs registered office at SAINT JEAN DE LUZ, Zone Industrielle de Jalday, RCS BAYONNE 418 472 916.
Represented by Mr Stephen LE BOT, duly authorised by Mr Peter BLOXHAM, the managing director.
Reserving the right to substitute himself in favour and for the obligations of this contract, any physical or corporate entity as he pleases.
Designated hereunder as “the buyer” or “the transferee”.
PARTY OF THE SECOND PART
It is agreed and concluded as follows:
TRANSFER OF RIGHT TO LEASE
By this contract, the transferor transfers, without other guarantee than that of the existence of the transferred lease, under the following suspensive conditions.
To the transferee who accepts,
All his rights for the time remaining to be covered from the authentic act confirming this contract, in the lease that was granted to Madam MARTINE Suzanne, his predecessor in the premises, by Madam JAMIN Monique, domiciled at “La Cornicha” 3 rue Jean Guy Labarbe 94130 NOGENT SUR MARNE, according to private contract dated 1st April 1995, registered, for a period of nine full and consecutive years starting from 1st April 1995, relating to a shop on ground floor left, a back of shop with toilets at BIARRTIZ, 21 rue Mazagran, against an annual rent of 36,756 Francs, payable per month and in advance, for the first time on 1st April 1995, with triennial increase based on the 3rd quarter 1994: 1017. This rent is presently 3,258.70 Francs excluding expenses, per month.
This lease was granted for conducting in the rented premises the business of ready-to-wear garments, accessories, jewellery, household decoration.
From his side, the transferor intends conducting in the premises the business of sale of garments, leisure and sports equipment, related articles and accessories. This transfer therefore excludes in consequence all transfer of clientele and cannot under any circumstance be considered a sale of the business.
Regarding the transfer, the said lease contains the following clause quoted literally:
“Not to transfer or sub-let, fully or partially, any right to this lease, under pain of termination, except to a successor in his business and under condition of remaining joint guarantor of his transferee for the payment of rents and the execution of lease conditions. In case of transfer, a copy of transfer should be sent free of cost to the owner within ten days before the expiry of the opposition period”.
This lease was granted under various charges and conditions that the transferee declares knowing well having had a copy of the said lease in his possession before this act
CONDITIONS OF THE TRANSFER
This lease is granted under the following conditions that the transferee is obliged to execute from the date of taking possession if the suspensive conditions stipulated below are obtained:
The transferee shall execute instead of the transferor, all the clauses, charges and conditions that he was obliged to execute under the lease conditions, so that he does not have to face any claim, directly or indirectly, in this matter; if this was otherwise, the transferee shall be liable for all damages and compensation in favour of the transferor, for the prejudice, the expenses, loss of time and other inconveniences suffered by him.
The transferee shall take the premises as they are and shall deal personally with all claims that the owner of the building may make both during the lease and at its end
The transferee shall pay exactly instead of the transferor, from the date of confirmation of this promise, till the end of the lease, all the rents, expenses and accessories.
The transferee shall be responsible personally for the continuation or the termination of all subscriptions made by the transferor regarding the premises for the supply of water, gas, electricity, telephone etc.
The transferee shall pay all the fees, taxes, honoraries and registration expenses of this contract and the act confirming this contract.

PRICE
This transfer is made against the price of EIGHT HUNDRED FIFTY THOUSAND FRANCS (850,000 Frs) payable on the spot on the date of signature of the act confirming this agreement after completing the suspensive conditions mentioned below.
SUSPENSIVE CONDITIONS
This transfer is in addition subjected to the following suspensive conditions:
1) That the reports that shall be issued before the planned date of execution of this document do not reveal any registrations of any type of pledge for an amount greater than the transfer price
2) That the lessor of the commercial premises and the transferee have concluded a commercial lease, with effective date of 1st December 2001, a commercial lease instead of the lease described above, for a period of 9 years, the annual rent of forty eight thousand francs excluding expenses, payable per month in advance, relating to the premises where the business is operated, allowing the buyer under this contract to conduct in the rented premises a business of “sale of garments, leisure and sports equipment, related articles and accessories”, according to the model of lease enclosed
3) That the lessor agrees specifically to the transfer of lease alone and approves the transferee as the new tenant
4) That the right of pre-emption and right of priority of the company MANOUKIAN is removed on the date planned for the execution of this contract by an act to be signed.
EXECUTION
This contract, excepting suspensive effects, link the parties definitively. The sale shall be realised by authentic act on report of Maitre Daniel BOULET Notary associates at ST GAUDENS that the parties have chosen by mutual agreement, after completing the suspensive conditions and latest on 3 December 2001.
This date is not extinctive but constitutive of the starting point from which one of the parties may oblige the other party to execute, particularly, from this date, the seller may deliver to the buyer the summons described below under the title “payment of surety”.
Unless this is realised before the expiry of the period fixed in the said summons, the surety deposit described below shall be definitively acquired to the seller and the parties shall be released according to law of all undertakings made under this contract, these shall become null and void unless the seller prefers pursuing the realisation of the sale and claim all compensation to which he may be entitled. The latter cannot under any circumstance invoke the article I590 of the Civil Code by offering to pay double.

Unless all the suspensive conditions described above are completed and in case of non renunciation of lease by the party to whom they are profitable before the plan date for the execution for the authentic act, the seller and the buyer shall be released from all undertakings without compensation for one or the other forty eight hours after sending a registered letter specifying their intension to use the benefit of this clause. In this case, the deposit specified below shall be returned subject to the stipulation of the paragraph “expenses”.
PAYMENT OF SURETY
CREATION OF RECEIVER - PENAL CLAUSE
As surety for undertakings made by him, the buyer has handed over to Mr BOULET Notary at ST GAUDENS (31800) present hereby and who accepts and he is named as receiver, the sum of EIGHTY FIVE THOUSAND FRANCS.
This amount shall be on account of the price and the costs during the execution of the authentic act, if it takes place and if the sale is executed within the period specified above.
However, in case the authentic act of execution could not be executed due to action or fault of the buyer within the period provided above, the said sum shall be definitively acquired to the seller against compensation for immobilisation and the fixed amount penal clause, conforming to the articles II52, II26 and following of the Civil Code, within eight days after a notice demanding execution remaining without response or effect, by registered letter with acknowledgement due, this acknowledgement forming proof, or by extra-judicial act.
The receiver, by handing over the amounts under the conditions provided above shall be fully and validly discharged and for this purpose, all powers are given to him irrevocably from now.
AGENCY COMMISSION
By express agreement between the seller and the buyer, the buyer shall pay the totality of the negotiation commission to the agency GARETTA at ANGLET, of an amount of eighty five thousand francs (85.000 Frs including taxes).
DOMICILE
For the execution of this contract, the parties elect domicile at their respective registered offices.
REGISTRATION
On specific request from the contracting parties, this contract is not registered, but if this formality becomes necessary, the single taxes shall be paid by the buyer but the double taxes and fines, if applicable, shall be paid by the party who has made this formality necessary for any reason whatsoever.
APPRECIATION
The parties recognise having taken note of the tax provisions, governing the appreciation of value.

Drafted at St Jean de Luz
On 12/10/01	for the buyer

And at Biarritz
On 12/10/01	for the seller
In a single copy that shall be kept with Mr BOULET Notary at ST GAUDENS, who is authorised to deliver photocopies to the parties.

APPENDIX C
LAND USE RIGHT PURCHASE-BIARRITZ

C.BOURDE – D.BOULET – Ph.BOURDE	Page 1
NOTAIRES ASSOCIES
27, rue de la Republique
31800 SAINT GAUDENS
TRANSFER OF RIGHT TO LEASE
SARL CATHYANE
SARL CARIBOO
YEAR TWO THOUSAND ONE,
Nineteenth November,
For all the undersigned,
Maitre Daniel BOULET, Notary, associate of the Civil Professional Company, holding a Notarial office with his cabinet at SAINT-GAUDENS (Haute-Garonne) 27 rue de la Republique, undersigned,
Has receive this authentic act containing THE TRANSFER OF RIGHT TO LEASE.
PARTIES TO THE ACT
Identification of the transferor(s):
The company named CATHYANE, private limited company with a capital of 50.000.00 F with registered office at BIARRITZ (Pyrenees Atlantiques), 21 Rue Mazagran, identified in the National Listing of Companies under number SIREN 418 586 137, RCS BAYONNE.
Created for a period of sixty (60) years starting from its registration following a private contract dated 23 April 1998 at BIARRITZ (Pyrenees Atlantiques) duly registered.
French nationality.
Having the quality of resident within the meaning of exchange regulations
Whose legal representative is Madame CASTEL Catherine Anne Jeanne, domiciled at 31210 ARDIEGE.
The presence identified above designated hereunder as: “TRANSFEROR” or “FORMER OWNER” or obliged jointly with one another even if they are several.
PARTY OF THE SECOND PART
Identification of the transferee:
The company named CARIBOO, private limited company with a capital of 100000 EUROS.
registered office at SAINT JEAN DE LUZ (Pyrenees Atlantiques), Zone Industrielle de Jalday, identified in the National Listing of Companies under number SIREN 418 472 916, RCS BAYONNE.
Created for a period of ninety nine (99) years starting from its registration following a private contract duly registered.
French nationality.
Having the quality of resident within the meaning of exchange regulations
Whose legal representative is: Mr. BLOXHAM Peter, domiciled at SANDY HOLT WARREN CUTTING COOMBE HILL KINGSTON ON THAMES-SURREY KTZ 7HS (Great Britain).

The person(s) identified above designated hereunder: “TRANSFEREE” OR “NEW PROPRIETAIRE” and obliged jointly with one another even if they are several.
PARTY OF THE SECOND PART
PRESENCE-REPRESENTATION
- All the contracting parties are capable.
- The SARL CATHYANE is represented by:
Madame CASTEL Catherine Anne Jeanne, born at MONTPELLIER on 17 November 1954, divorced, not remarried, from Mr. RESIZAC Philippe Bernard, domiciled at 31210 ARDIEGE.
- Mr. CARBONNE Christian, born at SAVERDUN (Ariege), on 21 September 1946, domiciled at 31210 ARDIEGE.
- Acting in the capacity of sole associate of the said company and in addition Madame CASTEL in the capacity of managing director, function to which she was appointed under the article 15 of the statutes.
- The SARL CARIBOO is represented by:
Mr. Pierre PEYRICHOU, by virtue of powers given to him by Mr. Peter BLOXHAM, managing director of the said company, according to power of attorney under private seal dated St Jean on 16 November 2001, enclosed herewith after mention.
Mr. BLOXHAM having himself acted in his said capacity function to which he was named under the premises of the article 10 of the statutes and having all powers for the purpose of this act by virtue of the same article.
These parties ex-officio, before the transfer of lease, purpose of this act, have stated as follows:
STATEMENT
1) Under the terms of an act under private seal dated on BIARRITZ, 1st April 1995, Madame DEMUSSY Monique designated hereunder and intervening has given on lease with rent for Commercial use to Madame Suzanne Fernande DUPONT, trader, spouse of M. Claude Evariste Louis MARTINE, at 64420 ESPOEY, the following premises located in a building belonging to him at BIARRITZ (Pyrenees Atlantiques), 21 Rue Mazagran, designated in the said act as follows: “A shop on ground floor left, a back of shop with toilets.
The period of lease was fixed at nine full and consecutive years that started from the 1st April 1995 for expiring on 31 March 2004.
This lease was granted against an annual rent of 36.756F, payable to the lessor every month and in advance on the first of each month, with triennial increase based on the 3rd quarter 1994 (1017).
The said lawyer is presently 3.258.70F per month excluding expenses.
2) According to the act received by Me CABARROUY, Notary at PAU, on 20 May 1998, Madam MARTINE born DUPONT named above has transferred in favour of the SARL CATHYANE, the business operated in the premises subject of this act with a remaining period of the above-mentioned lease.
3) In addition, this lease was granted under various charges and conditions that the TRANSFEREE declares knowing well having had a copy of the said lease before this act particularly under the following conditions coded literally:
4) Not to transfer or sub-let, fully or partially, any right to this lease, under pain of termination, except to a successor in his business and under condition of remaining joint guarantor of his transferee for the payment of rents and the execution of lease conditions.
In case of transfer, a copy of transfer should be sent free of cost to the owner within ten days before the expiry of the opposition period.
Having stated this, the transfer of right to lease, the purpose of this act, is carried out.

TRANSFER OF RIGHT TO LEASE
By this act, the TRANSFERER transfers, without guarantees other than those of his personnel fact and that of the existence of the above mentioned right to lease.
To the TRANSFEREE, who accepts,
The right for the remaining lease period, starting from this day, the above lease described in the paragraph STATEMENT substituting expressly the TRANSFEREE in all his rights and obligations resulting from this lease.
It is specified that the transferor exercised in the premises the activity of ready-to-wear, accessories, jewellery, household decorations under the shop-sign Alain MANOUKIAN.
From his side, the TRANSFEREE intends exercising the activity of sale of garments, leisure and sports equipment, related articles and accessories under another shop-sign.
This transfer of lease excluded therefore all transfer of clientele and cannot under any circumstance be considered as a transfer of business.
CHARGES AND CONDITIONS
This transfer is made under the following conditions that the transferee is obliged to execute:
-	The execute instead of the TRANSFEROR, all the clauses, charges and conditions that he was obliged to execute under the lease conditions, so that he does not have the face any claim, directly or indirectly, in this matter; if this was otherwise, the TRANSFEREE shall be liable for all damages and compensation in favour of the TRANSFEROR, for the prejudice, the expenses, loss of time and other inconvenience suffered by him.

-	To take the premises as they are and to deal personally with all claims that the owner of the building may make both during the lease and at its end

-	To pay exactly instead of the transfer, from the date of effect fixed above, till the end of the lease, all the rents, expenses and accessories.

-	To continue all the contracts subscribed by the TRANSFEROR relating to the premises, the subject of this transfer.
Deal with the different subscriptions concerning the rented premises (water, gas, electricity, telephone etc...). The TRANSFEROR undertakes to provide all the documents that shall be necessary for allowing the transfer of contracts to the TRANSFEREE.
However, the TRANSFEROR is obliged to settle all the invoices relating to his activity till this day.
-	Subscribe to all insurances covering the risks of tenancy.

-	To be responsible personally, at the end of lease, for returning the premises to the owner in the state in which the letter is entitled to require them in virtue of lease stipulation or all inventories that may have been conducted.
PRICE
Further, this transfer is granted and accepted against the price of ONE HUNDRED TWENTY NINE THOUSAND FIVE HUNDRED EIGHTY ONE SIXTY SIX FRANCS that is (129.581.66 EUROS)

That is	850.000.00F
This price was paid on the spot this day of the TRANSFEROR who recognises this and has given receipt.
INCLUDING RECEIPT

This payment which was thus received took place with the accounts department of the Notarial Office located at 17 Rue de la Republique.
REIMBURSEMENT AND ADVANCE RENTS
The parties shall settle directly with each other, all proportion of rent payable in advance.
It may be noted that the lease described above did not require the payment of any surety deposit.
DECLARATION OF CIVIL REGISTRY AND OTHERS
The representative of the TRANSFEROR declares:
-	That the corporate entity represented by him is of French nationality.

-	That he is not likely at present or in future to undergo proceedings or measures that may lead to the total or partial confiscation of his property.
- That he was never in state of bankruptcy, judicial liquidation, liquidation of assets, judicial settlement or transactional settlement,
- That he is not in state of suspension of payment — That he is not prevented or deprived of legal advice.
And in addition, that the right to this lease was never subject, as far he knows, to any obstacle, any prevention or any restriction of legal or contractual nature, that may create obstacle to this act.
In addition, the representative of TRANSFEROR declares:
- That no procedure has been filed or to his knowledge likely to be filed as of date by the LESSOR against the lessee.
- That the payments of rents are up to date and that he has respected the lease obligations.
REGISTRATION OF PRIVILEGE OR PLEDGE
a report obtained from the registrar of the Commercial Tribunal of BAYONNE dated on 22 October 2001, it is seen that the business operated by the TRANSFEROR whose right to lease transferred forms one of the components is registered with the privilege of SELLER with proviso of resolutory action taken with the said registrar on 3rd June 1998, volume 98, no. 34 in favour of CREDIT COMMERCIAL DE FRANCE, against the TRANSFEROR, by virtue by act received by E CABARROUY, Notary at PAU, on 20 May 1998, as surety for the principal amount of 550.000.00F and that of 110.000.00F for expenses and accessories evaluated, for which the release shall be obtained as soon as possible.
The TRANSFEROR declare further that he has not granted as on date any pledge on the same business, likely to be registered after this transfer and that he is not facing proceedings that can lead to the registration of a judicial pledge.
INTERVENTION OF THE OWNER LESSOR
Has intervening in this act:
M. Christian CABOT, clerk of Notary, domiciled at 31800 SAINT GAUDENS, 27 Rue de la Republique,
Acting in the name of and as agent of:
Madame DEMUSSY Monique Andre Paule, retired, domiciled at NOGENT SUR MARNE (94130) La Corniche, 3 Rue Jean Guy Labarbe, widow of Mr. JAMIN Henri Florent Antoine Marie in single marriage;
Born at NOISY LE SEC (Seine Saint Denis), on 8 August 1931;
French nationality.
Having the quality of resident within the meaning of foreign exchange regulations.

By virtue of powers that he has given by proxy under private seal on 9 November 2001 at NOGENT SUT MARNE that shall be enclosed with this act after mentioned.
The said Madame DEMUSSY, the owner of the building in which are situated the premises for which the transferor of lease is executed by this act.
This person, es qualities, after taking note of the preceding by the reading made to him by the undersigned Notary, has declare in the name of his principal:
Having this transfer as suitable and consequently accepting the TRANSFEREE as the new tenant form the date of taking possession, but subject to sole proviso of all the rights and actions against the TRANSFEROR and the responsibility of the TRANSFEREE to pay the rents starting from the same date and respecting the charges and conditions of the above-mentioned lease.
Exempt the parties from the notification provided in the article 1690 of the Civil Code, accepting consequently that the transfer of lease be applicable to them from the taking effect of this transfer.
That the transferor is up to date in his rents and that he does not owe expenses or accessories on the date of this transfer:
That not action of the termination of the lease or for obtaining the application according to Law of the resolutory clause, or for refusing the renewal of the lease has been file against him as of date.
Discharge the TRANSFEROR, following the transfer of right to lease, of any application of guarantee regarding payment of rent and execution of the lease conditions by his successor.
FORMALITIES
The transfer of lease executed here does not have the purpose for allowing the TRANSFEROR to continue the activity of the TRANSFEROR
Consequently, since the transfer of right to lease excludes all transfer of clientele, there is no need for proceeding with the formalities of publicity provided by the Law of 17 March 1909, and the parties exempt expressly as required, the undersigned Notary from completing them.
The price can therefore be handed over to the TRANSFEROR without waiting for the completion of formalities regarding publicity and the expiry of periods provided under the Law of 17 March 1909.
TITLES
No former title of ownership is given to the TRANSFEREE but he can obtain them, at his cost all extracts or authentic copies of acts concerning the lease subject of this act.
Execution copy of this act shall be sent to the owner.
COSTS
All the expenses, taxes and honoraries of this act as well as the cost of the execution copy to be sent to the LESSOR shall be payable by the TRANSFEREE, who accepts this.
ELECTION OF DOMICILE
In the execution of this lease as well as for all notifications, the lessor elects domicile and its residence and the lessee elects domicile??? SAINT GARDENS, 27 Rue de la Republique
AFFIRMATION OF SINCERITY
The parties affirm under penalties specified by the article 1837 of the Code Général des Impôts, that this act expresses the totality of the agreed price; they recognise being informed by the undersigned notary of the penalties applicable in case false affirmations.
The undersigned notary affirms that to his knowledge, this act is not modified or contradicted by a counter-letter increasing the price.

THIS ACT ON SEVEN PAGES
Drafted and executed at SAINT JEAN DE LUZ, Z.I. de Jalday, at the registered office of SARL CARIBOO, TRANSFEREE.
This act was read out to its signatories and the undersigned notary has received their signatures on this act.
The days(s), month(s), and year(s) as indicated above.
And the notary has signed on the date mentioned in the heading of this act.
Follow the signatures:
CASTEL – CARBONNE – PEYRICHOU – CABOT and Me Daniel BOULET, the latter is associate notary.
In margin is the mention:
REGISTERED AT SAINT-GAUDENS RP
Date 28 November 2001
Folio: 32, no. 443/1
Received: Five thousand one hundred twenty two euros twenty nine cents
The principal receiver, signed: J.- P. LEGUES.
Followed by the enclosures.
FOR AUTHENTIC COPY, drafted on seven pages without cross reference or null word, delivered by the undersigned notary and certified by him as conforming to the original, on ordinary paper by the application of article 972 of Code General, as being meant for deposit with the registrar of the Commercial Tribunal of BAYONNE.

APPENDIX D
LEASE AGREEMENT-BIARRITZ
COMMERCIAL LEASE
Conforming to Decree No. 53-960 dated 30 September 1953
BETWEEN THE UNDERSIGNED PARTIES
Name, first names, Company (1) Madame JAMIN Monique
Date and place of birth, Commercial Registry No. (1)
Address of domicile or registered office 94130 NOGENT / MARNE, “La Corniche” 3 av. Labarbe
Name of director, job function and address (1)
Eventually represented by (1)
DESIGNATED HEREUNDER AS THE LESSOR party of the first part,
Name, first names, Company (1) CARIBOO s.a.r.l.
Date and place of birth, Commercial Registry No. (1) RCS BAYONNE 418 472 916
Address of domicile or registered office 64500 ST JEAN DE LUZ – Z.I. de Jalday
Name of director, job function and address (1) M. BLOXHAM Peter, managing director domiciled at the registered office
Eventually represented by (1)
DESIGNATED HEREUNDER AS THE LESSEE party of the second part,
It was decided and agreed as follows, the lessor giving on rent to the lessee the premises described below, the lessee declares having full knowledge of these premises, having visited them earlier.
DESIGNATION
Shop, workshop, office, commercial apartment (1) SHOP Located at 64200 BIARRITZ, 21 rue Mazagran

Detailed composition of the premises, component equipment, annexes and housing eventually rented as annexe: A shop on the ground-floor left with back of store and toilets.
PURPOSE
The premises covered by this lease are meant for the commercial, industrial or trade activity described below:
SALE OF GARMENTS, LEISURE AND SPORTS EQUIPMENT, RELATED ARTICLES AND ACCESSORIES
Without guarantee of exclusivity by the lessor with regard to other activities in the building.
1) CONTRACT PERIOD
This commercial lease is granted for a period of NINE YEARS, full and consecutive. It is subject to the statutory provisions of the Decree No. 53-960 dated 30 September 1953.
The lease can be terminated only by the effect of a NOTICE (cf. § 2) or the RESOLUTORY CLAUSE of the contract (cf. § 8).
2) NOTICE
Whosoever gives it, the lessor or the lessee, the notice shall always be delivered by an extrajudicial process notified by bailiff at least SIX MONTHS in advance. The lessee has the option of giving notice on the expiry of each triennial period or else at any time when he can prove a retirement or an admission into an invalidity system.
The lessor has the option of giving notice at the expiry of each triennial period, if he intends invoking the provisions of articles 10, 13 and 15 of the Decree dated 30 December 1953 (build, rebuild, raise or restore the building). He can also give notice at the end of lease by offering to pay the lessee a compensation for eviction or by proving a serious and legitimate reason.
3) REVISION
The lessor and the lessee can opt (cf PARTICULAR CONDITIONS) for one or other of the two systems described below:
TRIENNIAL REVISION
The parties agree to revise the rent every three years, on the anniversary date of the effective start of lease.
The revision is applicable only on the specific request of one or other of the parties, by extra judicial process or registered letter with acknowledgment due. Unless there is improvement by more than 10% in the local commercial factor, the revision is calculated according to the variations of the INSEE index of the construction costs over the last twelve quarters.

4) TAXES AND LEVIES
The lessee shall pay all the municipal, police and road contributions and expenses that the tenants are usually required to pay.
5) OBLIGATIONS OF THE LESSOR
The lessor is in particular obliged to:
a)	To make the premises available to the lessee and to keep them closed and covered.

b)	To carry out major repairs as defined in the article 606 of the Civil Code.

c)	To guarantee to the lessee a peaceful enjoyment of his tenancy.
6) OBLIGATIONS OF THE LESSEE
The lessee is in particular obliged to:
a)	Pay the rent and its accessories on the agreed due dates.

b)	Take the premises as they stand while taking possession, without the right of any compensation or reduction of rent due to any interruption of service in the building.

c)	Equip the premises with furniture, equipment and goods (except in the case of offices) in sufficient value and quantity for meeting at all times the payment of rent and its accessories.

d)	Keep the premises in use without interruption.

e)	Carry out all the works or upkeep and repairs except those covered by the article 606 of the Civil Code.

f)	Deal with all the claims of neighbours or third-parties, particularly regarding noises, odours, heat or vibrations caused by his activity.

g)	Deal with all the recourses against the neighbours and the third-parties, for all damages caused to the premises rented or problems of property rights, without the involvement of the lessor.

h)	Make no changes, demolitions, cutting, transformation without the prior, express and return consent of the lessor; all decorations at the end of lease remaining the property of the lessor, unless the lessee prefers restoring the premises to their previous state.

i)	Subscribe to a maintenance contract for the component equipment that may belong to the lessor (heating, chimney sweeping, etc.) so as to prove at least an annual maintenance.

j)	Subscribe to an insurance policy covering all the risks of tenants for an amount equivalent to the value of premises restored or rebuilt as new, with clause of express waiver of all recourse against the lessor.

k)	Not place any board, publicity or shop-sign without the authorisation of the lessor and if necessary, the Authorities.
7) TRANSFERS & SUB-TENANCY
Unless there is express and particular agreement (cf chapter PARTICULAR AGREEMENT), the lessee is required to occupy the premises personally, without being allowed to lend them or sub-rent them fully or partly or enter into a management agreement.

The transfer of tenancy rights is allowed only to a successor conducting the same business as the lessor, the latter remaining guarantor during the entire lease period, for the payment of rents, rental accessories and the execution of obligations under the lease.
8) RESOLUTORY CLAUSE
It is expressly agreed that in case of breach of any of the lease obligations (non-payment of rent, expenses, lack of upkeep of premises, non-payment of insurance, etc.), the lease shall be terminated as of right ONE MONTH after an order to pay or a summons delivered by bailiff remaining without effect.
The order or the summons shall refer to this clause whose effect can be evidenced, if desired by the lessor, by an injunction order authorising the expulsion notwithstanding an appeal.
9) PENAL CLAUSE
In case of non-payment of rent or its accessories and on the first notification by the bailiff, the lessee is required to pay compensation equal to ten percent of the amounts due, without prejudice to recovery of costs and the application of the article 700, the new Civil Procedure Code.
In case of occupation of the premises after the resolution of the lease, the occupant shall be required to pay till his expulsion, a compensation equal to double the contractual rent and expenses.
In case of termination of the lease caused by the lessee, the lessor shall be entitled to keep the surety deposits as conventional compensation.
10) SURETY DEPOSIT
The lessee shall pay a surety deposit equal to THREE MONTHS or SIX MONTHS of the rent (cf PARTICULAR CONDITIONS).
No interest is payable on the surety deposit. It shall be reimbursed to the lessee at the end of lease after deducting the repairs payable by the tenant and other amounts that may be due for any cause whatever.
11) REGISTRATION
If required by one or other party, the registration of lease shall be payable by the lessee.
12) FEES AND HONORARIES
All the costs and fees of negotiation, drafting of agreement, inventory of fixtures shall be payable exclusively by the lessee.
13) SURETY
If required by the lessor for guarantying the execution of obligations by the lessee, the surety document shall be obligatorily enclosed with this lease and shall include the following handwritten details:
-	Amount of rent guaranteed

-	Conditions of revisions of rent guaranteed

-	Period of surety

-	Reproduction of the text when the surety does not mention any indication of period or when the surety period is stipulated as indeterminate, the surety can be terminated unilaterally. The termination takes effect at the end of the rental contract, if it is the initial contract or a contract extended or renewed, during which the lessor receives the notification of the termination.
14) ELECTION OF DOMICILE
In the execution of this lease as well as for all notifications, the lessor elects domicile at his residence and the lessee elects domicile in the premises leased.
PERIOD
This contract is applicable for a period of NINE full and consecutive YEARS starting on NINETEEN NOVEMBER TWO THOUSAND ONE (19 November 2001) and ending on 18 NOVEMBER TWO THOUSAND TEN (18 November 2010)
PARTICULAR CONDITIONS
Rents and Dues
The rent is payable monthly (1), quarterly (1).
In advance (1), on due date (1).
The amount of initial rent is fixed at the amount of (in letters) FORTY EIGHT THOUSAND FRANCS PER YEAR, excluding all expenses, that is, 7.317.55 Euros per year excluding expenses (1) and a provision for expenses of (in letters) that shall be required by the lessor corresponding to the proportional share of the lessee for the maintenance costs of the building or the reimbursement of co-ownership costs paid by the lessor.
Revision of rent (cf GENERAL CONDITIONS & 3)
The revision of rent shall take place on triennial periods (1), on the anniversary date of the lease by automatic indexing (1).
BASE INDEX: 1st quarter 2001: 1125.
Surety Deposit
The lessee has paid the amount (in letters) of TWELVE THOUSAND FRANCS 1829.39 Euros representing SIX (1) THREE (1) MONTHS of rent.
Particular Clause
This lease replaces the lease dated 1st April 1995 granted to Madame Martine.

DELETED AS NULL	DRAFTED IN Saint Jean de Luz
ON 19 November 2001

words	in THREE originals including one for each
lines	signatory and one for the registration.

THE LESSOR	THE TENANT(S)
(1) Strike of words not applicable.

APPENDIX E
Broker Market Data
Sales transaction for land use rights

		Price (K€)			Price (K€)
City	Address	of acquiring	Date	By	of sale	Date	To	Source (Broker)
Paris	Rue du Commerce	420	2002	*private transaction	600	2006	*private transaction	Madison Immob
Lyon	Rue de la République	533	1998	*private transaction	1600	2002	*private transaction	T Broquet Conseil
Lyon	Rue Edouard Herriot	228	2004	*private transaction	322	2006	*private transaction	T Broquet Conseil
Lyon	Rue Edouard Herriot	0	1999	*private transaction	686	2003	*private transaction	T Broquet Conseil
Lyon	Rue Edouard Herriot	500	1998	*private transaction	762	2004	*private transaction	T Broquet Conseil
Marseille	rue St Ferreol	305	1995	*private transaction	700	2005	*private transaction	CPN Marseille
Marseille	Rue Paradis	280	2003	*private transaction	445	2005	*private transaction	CPN Marseille
Marseille	Rue Montgrand	84	1997	*private transaction	210	2005	*private transaction	CPN Marseille
Marseille	Rue Grignan	120	2004	*private transaction	224	2005	*private transaction	CPN Marseille
Marseille	Rue Grignan	150	1985	*private transaction	1420	2005	*private transaction	CPN Marseille
Marseille	La Canebière	150	1999	*private transaction	1420	2005	*private transaction	CPN Marseille
Nice	Av Jean Medecin	1357	1999	*private transaction	2287	2002	*private transaction	Marclé
Strasbourg	Rue de la Hte Montée	122	1996	*private transaction	675	2005	*private transaction	Imm Sud
Strasbourg	Rue de la Hte Montée	183	1988	*private transaction	795	2005	*private transaction	Imm Sud
Strasbourg	Route du Polygone	45	1988	*private transaction	200	2006	*private transaction	Imm Sud
Strasbourg	Rue du Vieux Marche	45	1980	*private transaction	716.5	2000	*private transaction	Imm Sud
Strasbourg	Rue de la Mesange	305	2001	*private transaction	585	2005	*private transaction	Imm Sud
Velisy	Shopping center	330	2004	*private transaction	700	2006	*private transaction	Madison Immob

*	These transactions are private in France.